Report of Independent Registered Public Accounting Firm

The Board of Trustees of
Dreyfus High Yield Strategies Fund:

We have examined management's assertion, included in the
accompanying Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of
1940, that Dreyfus High Yield Strategies Fund
(the "Fund") complied with the requirements of
subsections (b) and (c) of Rule 17f-2 under the
Investment Company Act of 1940 as of June 30, 2007.
Management is responsible for the Fund's compliance with
those requirements.  Our responsibility is to express an
opinion on management's assertion about the Fund's
compliance based on our examination.
Our examination was conducted in accordance with the
standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included
examining, on a test basis, evidence about the Fund's
compliance with those requirements and performing such
other procedures as we considered necessary in the
circumstances.  Included among our procedures were the
following tests performed as of June 30, 2007 and with
respect to agreement of security purchases and sales,
for the period from May 31, 2007 (the date of our last
examination), through June 30, 2007:
1. 	Reconciliation between the Fund's accounting
records and the custodian's records as of June 30, 2007
and verified reconciling items;
2.         Confirmation of pending purchases for the Fund
as of June 30, 2007 with brokers, and where responses
were not received, inspection of documentation
corresponding to subsequent cash payments;
3.	Agreement of pending sale activity for the Fund
as of June 30, 2007 to documentation of corresponding
subsequent cash receipts;
4.	Agreement of Dreyfus Family of Funds' trade
tickets for seven purchases and eight sales or maturities
for the period May 31, 2007 (the date of our last
examination) through June 30, 2007, to the books and
records of the Funds noting that they had been
accurately recorded and subsequently settled;
5.	We reviewed Mellon Global Securities Services
Report on Controls Placed in Operation and Tests of
Operating Effectiveness ("SAS 70 Report") for the
period July 1, 2006 through June 30, 2007 and noted no
negative findings were reported in the areas of Asset
Custody and Control; and
6.	We inquired of the Custodian who concurred that
all control policies and procedures detailed in Section
IV Control Objectives, Controls and Tests of Operating
Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from January 1, 2007 through June 30, 2007.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
In our opinion, management's assertion that Dreyfus High
Yield Strategies Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of June 30, 2007, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use
 of management and the Board of Trustees of Dreyfus High
Yield Strategies Fund and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/KPMG LLP


September 26, 2007

September 26, 2007






Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus High Yield Strategies Fund (the "Fund"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2007 and from May 31, 2007 through June 30, 2007.

Based on this evaluation, Management asserts that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2007 and from May 31, 2007 through June 30,
2007 with respect to securities reflected in the investment accounts of the Funds.

Dreyfus High Yield Strategies Fund




James Windels
Treasurer